Exhibit 99-1

ENIGMATIG LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$13,207,803	$13,206,006
Accounts receivable, net	897,829	1,237,290
Contract assets	185,005	46,347
Other current assets	607,518	578,783
Due from related party	525,967	29,733
Total current assets	15,424,122	15,098,159

Non-current assets
Property and equipment, net	251,348	218,450
Right-of-use assets, net	838,354	721,176
Deposits	208,029	2,179,519
Total non-current assets	1,297,731	3,119,145

TOTAL ASSETS	$16,721,853	$18,217,304

LIABILITIES
Current liabilities
Accounts payable	$408,147	$334,923
Accrual and other liabilities	260,606	122,783
Contract liabilities	1,019,149	765,229
Amount due to shareholder	23,915	-
Operating lease liabilities, current	359,899	300,824
Income taxes payable	150,884	293,088
Total current liabilities	2,222,600	1,816,847

Non-current liabilities
Operating lease liabilities, non-current	465,132	407,622
Total non-current liabilities	465,132	407,622

TOTAL LIABILITIES	2,687,732	2,224,469

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, US$0.000002 par value, 17,500,000,000 shares authorized, 12,255,200 issued and outstanding as of March 31, 2026 and September 30, 2025	25	25
Class B ordinary shares, US$0.000002 par value, 7,500,000,000 shares authorized, 15,750,000 issued and outstanding as of March 31, 2026 and September 30, 2025	31	31
Additional paid in capital	13,801,234	13,801,234
Retained earnings	115,485	2,078,949
Accumulated other comprehensive income	117,346	112,596
Total shareholders’ equity	14,034,121	15,992,835

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,721,853	$18,217,304

The accompanying notes are an integral part of these financial statements.

ENIGMATIG LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME / (LOSS)

(UNAUDITED)

	For the Six Months Ended March 31,
	2026	2025

Corporate services income	$1,186,693	$2,900,016
Cost of sales	(1,164,955)	(729,724)

Gross profit	21,738	2,170,292

Operating expenses
Payroll and employee benefits	(1,202,209)	(217,665)
Depreciation expenses	(35,110)	(8,273)
Operating lease expenses	(191,793)	(38,662)
Other operating expenses	(859,199)	(659,126)
Total operating expenses	(2,288,311)	(923,726)

Profit / (loss) from operations	(2,266,573)	1,246,566

Other income
Other income, net	333,248	244,337
Total other income	333,248	244,337

Profit / (loss) before income tax expense	(1,933,325)	1,490,903
Income tax expense	(30,139)	(257,343)
Net profit / (loss)	(1,963,464)	1,233,560

Other comprehensive income / (loss)
Foreign currency translation adjustment	4,750	(98,747)
Total comprehensive income / (loss)	$(1,958,714)	$1,134,813

Net Income (loss) per share attributable to ordinary shareholders
Basic and diluted	$(0.07)	$0.05

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	28,005,200	25,000,000

The accompanying notes are an integral part of these financial statements.

ENIGMATIG LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED)

	Ordinary shares, Class A		Ordinary shares, Class B		Additional	Accumulated other
	Shares Outstanding	Par value	Shares Outstanding	Par value	paid-in capital	comprehensive income	Retained earnings	Total

Balance as of October 1, 2025	12,255,200	$25	15,750,000	$31	$13,801,234	$112,596	$2,078,949	$15,992,835

Net loss	-	-	-	-	-	-	(1,963,464)	(1,963,464)
Foreign currency translation adjustment	-	-	-	-	-	4,750	-	4,750

Balance as of March 31, 2026	12,255,200	$25	15,750,000	$31	$13,801,234	$117,346	$115,485	$14,034,121

	Ordinary shares, Class A		Ordinary shares, Class B		Additional	Accumulated other
	Shares Outstanding	Par value	Shares Outstanding	Par value	paid-in capital	comprehensive income (loss)	Retained earnings	Total

Balance as of October 1, 2024	9,250,000	$19	15,750,000	$31	$117,320	$143,872	$1,519,286	$1,780,528

Net income	-	-	-	-	-	-	1,233,560	1,233,560
Foreign currency translation adjustment	-	-	-	-	-	(98,747)	-	(98,747)

Balance as of March 31, 2025	9,250,000	$19	15,750,000	$31	$117,320	$45,125	$2,752,846	$2,915,341

The accompanying notes are an integral part of these financial statements.

ENIGMATIG LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit / (loss)	$(1,963,464)	$1,233,560
Adjustments to reconcile net profit / (loss) to net cash provided by operating activities:
Depreciation	35,110	8,273
Change in operating assets and liabilities:
Accounts receivable	340,212	454,615
Contract assets	(138,845)	438,859
Other current assets	(29,768)	(73,392)
Deposits	1,979,509	(159,983)
Accounts payable	73,773	71,491
Accruals and other current liabilities	137,823	(47,239)
Contract liabilities	255,110	(38,905)
Income taxes payable	(142,421)	252,655
Operating lease assets and liabilities	(209)	160
Net cash provided by operating activities	546,830	2,140,094

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(68,062)	(224,423)
Due from related party	(498,572)	(16,155)
Net cash used in investing activities	(566,634)	(240,578)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from shareholder’s loan	24,027	-
Net cash provided by financing activities	24,027	-

Foreign currency translation	(2,426)	(116,720)

Net change in cash and cash equivalents	1,797	1,782,796
Cash, cash equivalents and restricted cash - beginning of period	13,206,006	1,593,037
Cash, cash equivalents and restricted cash - end of period	$13,207,803	$3,375,833

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$193,224	$2,686

Non-cash operating and investing activities:
Accounts receivable collected on our behalf by shareholder	$-	$-
Right-of-use assets obtained in exchange for operating lease liabilities	$288,351	$777,877

The accompanying notes are an integral part of these financial statements.

ENIGMATIG LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

ENIGMATIG LIMITED is a holding company incorporated on May 30, 2023 under the laws of the Cayman Islands. The Company through its subsidiaries provide consultancy services. The main consultancy services include global operation and licensing advisory and corporate secretarial and support services. ENIGMATIG LIMITED, its subsidiaries are collectively referred to as the “Company” or “ENIGMATIG”.

On April 25, 2024, Desfran Holdings Limited formally changed its name to ENIGMATIG LIMITED.

The Company is headquartered in Singapore, with operations primarily in Singapore, Hong Kong and Shanghai.

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on 19 August 2024. The Reorganization involved the transfer of 100% of the equity interests in Enigmatig Pte Ltd, Enigmatig Consulting Limited and its wholly owned subsidiary, Enigmatig Corp Limited and Enigmatig (Belize) Limited from its original shareholders to Enigmatig (BVI) Limited. Pursuant to the subscription applications and share transfer forms dated 19 August 2024, ENIGMATIG LIMITED issued 18,500 Class A ordinary shares of par or nominal value US$0.001 each to Teo Mingwen, Tay Chee Yang and certain other shareholders, as well as 31,499 Class B ordinary shares of par or nominal value US$0.001 each to Foo Chee Weng Desmond, in consideration for them transferring their respective shareholdings in Enigmatig (BVI) Limited to ENIGMATIG LIMITED, upon completion of which Enigmatig (BVI) Limited became the wholly owned subsidiary of ENIGMATIG LIMITED. Consequently, ENIGMATIG LIMITED became the ultimate holding company of all the entities mentioned above.

On February 28, 2025, shareholders’ resolutions were passed to authorize the sub-division of each of the Company’s issued and unissued shares into 500 ordinary shares such that the authorized share capital of the Company was changed from US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each, comprising 35,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, and 15,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each to US$50,000 divided into 25,000,000,000 ordinary shares of a nominal or par value of US$0.000002 each, comprising 17,500,000,000 Class A ordinary shares of a nominal or par value of US$0.000002 each, and 7,500,000,000 Class B ordinary shares of a nominal or par value of US$0.000002 each.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

On June 20, 2025, the Company completed its IPO of 3,005,200 Class A ordinary shares at a public offering price of US$5.00 per share, including the partial exercise of the over-allotment option. The Class A ordinary shares are listed on the NYSE American under the ticker symbol “EGG.” Gross proceeds were US$15.0 million, with net proceeds of approximately US$13.7 million after commissions and other offering expenses.

The unaudited consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Enigmatig (BVI) Limited	27 Oct, 2022	100%	British Virgin Islands	Holding company
Enigmatig Pte Ltd	25 Dec, 2018	100%	Singapore	Management Consultancy Services
Enigmatig (Belize) Limited	26 Jan, 2017	100%	Belize	Formation or management of International Business Companies
Enigmatig Corp Limited	24 May, 2013	100%	Seychelles	Management Consultancy Services
Enigmatig Consulting Limited	29 Aug, 2018	100%	Hong Kong	Consultancy Services
Shanghai Enigmatig Information Consultancy Limited	23 Jul, 2019	100%	China	Consultancy Services

2	Summary of significant accounting policies

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements and are in the form prescribed by Article 10 of Regulation S-X. These unaudited interim financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Accordingly, these statements should be read in conjunction with the Company’s unaudited consolidated financial statements as of and for the years ended September 30, 2025 and 2024 included in the Form F-20, filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2026.

In the opinion of the management, the accompanying unaudited consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended September 30, 2025. The results of operations for the six-month periods ended March 31, 2026 and 2025 are not necessarily indicative of the results for the full years.

Consolidation

The accompanying unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Foreign currency translation / transactions

The accompanying unaudited consolidated financial statements are presented in United State Dollars (“US$”), which is the reporting currency of the Company. The functional currencies of the Company are the United State Dollar, Singapore Dollar, Hong Kong Dollar and Chinese Renminbi.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Equity transactions are translated at their historical rates. The statements of operations and cash flows are translated at the average exchange rate during the reporting period. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss) as other comprehensive income or loss.

Transactions in currencies other than the reporting or functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statement of operations and comprehensive income (loss) as other income (expense).

Use of estimates

The preparation of unaudited consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s unaudited consolidated financial statements include, but are not limited to for the estimated credit loss of accounts receivable, impairment of long-lived assets, income tax and discount rate applied to the Company’s right-of-use asset and related lease liabilities. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash and deposit with financial institution with original maturities of three months or less. They are unrestricted as to withdrawal or use.

Credit losses

The Company follows Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology.

The Company’s account receivables, contract assets and other current assets in the balance sheet are within the scope of Accounting Standards Codification (“ASC”) Topic 326. As the Company has a limited number of customers and debtors, the Company uses the loss-rate method to evaluates the expected credit losses on an individual basis. When establishing the loss rate, the Company makes an assessment based on various factors, including historical experience, creditworthiness of customers and debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and debtors. The Company also provides specific provisions for allowances when facts and circumstances indicate that a receivable is unlikely to be collected.

Expected credit losses are recorded as allowance for credit losses on the consolidated statements of operations. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amount that is previously reserved for, the Company will reduce the specific allowance for credit losses.

Accounts receivable

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements.

Property and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	1 years
Furniture & fitting	3 years
Leasehold improvement	Number of years on the lease
Office equipment	1 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended March 31, 2026 and 2025, no impairment of long-lived assets was recognized.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, deposits and prepayments, contract liabilities, accounts payable, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Our revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

We currently generate our revenues from the following main sources:

License application, maintenance and renewal income

License application and renewal income is generated by the provision of (a) consultancy services to customers in application of financial institution licenses across different countries; (b) maintaining the license via maintenance of an office and staff for regulatory reporting; and (c) renewing of financial institution licenses for customers.

We enter into distinct contracts with our customers for the provision of the license application, maintenance and renewal services.

License application

The Company’s primary performance obligations with respect to license applications are to provide customers with a comprehensive service as needed to obtain a certain business license. The services provided can vary from project to project and generally involves a series of tasks which are turned into inputs to fulfil the performance obligation.

Since the nature of our services are generally customized to our customer’s specific requests and these services are not transferable to other customers, the Company determines that the performance obligation is satisfied over time.

The Company measures its progress toward completion of service based on contract milestones. Given each individual task within a contract is distinct and separately identifiable, and a third-party confirmation document or other similar supporting document is available upon achievement of each task, therefore such method is the most faithful representation of progress and depiction of the transfer of services.

License maintenance

We render the license maintenance service throughout the contractual period and as a principal we recognize the revenue over the contract term. The Company acts as a principal to provide the license maintenance service as the office lease and staff are both contracted by the Company. We charge customers a maintenance fee for the office and staff costs incurred. Our fee is due and paid within the specified terms of payment.

License renewal

License renewal occurs over a short period of time and is recognized at a point in time when the performance obligation has been satisfied by the renewal of the license.

Corporate secretarial and other services income

Corporate secretarial and other services income is generated by the provision of (a) corporate secretarial services rendered to customers; (b) consulting services to customers. These consulting services include but are not limited to, transforming company processes, assistance with provision of workflows either via staff or through technological processes, advising on company structuring, advising on marketing strategies; and (c) outsourcing services which include provision of all back-office functions to customers.

We enter into distinct contracts with our customers for the provision of the corporate secretarial and other services.

Corporate secretarial

We render the corporate secretarial service throughout the contractual period and we recognize the revenue over the contract term.

Consultancy services

The scope of work under consultancy services can vary from each unique customer and generally involves a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

Revenue is recognized at the point when the performance obligation has been fulfilled or the deliverables are delivered based on the specific terms of the contract.

Outsourcing services

Outsourcing services are generally rendered throughout the contractual period and we recognize the revenue over the contract term. As a principal, we charge customers monthly for the outsourcing work rendered as staff costs are contracted by the Company. Our fees are charged monthly and is due and paid within the specified terms of payment.

The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis:

(i) the Company is primarily responsible for fulfilling the promise to provide the specified products or services;

(ii) the Company has control over services provided in which the prescription issued by our service providers is under the clinic name of the Company; and

(iii) the Company has discretion in establishing the price for the specified products or services.

Segmental reporting

On October 1, 2024, the Company adopted ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The Company applies the “management approach” to identify operating segments, as required by ASC 280-10-50. Under this approach, operating segments are components of the business whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to assess performance and allocate resources. The Company’s CODM is the senior executive committee, which includes the Chief Executive Officer and the Chief Financial Officer.

The CODM manages the Company’s operations as a single operating and reportable segment, referred to as the corporate secretarial and support services including license application, maintenance and renewal services.

The CODM assesses segment performance and allocates resources based on net income, which is also reported in the Company’s consolidated statements of income.

Net income is used by the CODM to evaluate the return on segment assets and determine whether to reinvest profits in the business, fund acquisitions, or return capital to shareholders. Net income is also used to compare actual performance against budget and to benchmark the Company’s performance against industry peers. These evaluations form the basis for internal performance assessments and management compensation decisions.

Contract assets and contract liabilities

The contract assets primarily relate to the Company’s rights to bill for work completed but not billed at the reporting date. The contract assets are transferred to receivables until subsequent billing phase. The contract liabilities primarily relate to advance billing to customers based on the contract, for which project deliverables has yet been completed.

Concentrations and credit risk

The Company maintains cash with banks in Singapore, Hong Kong and China and Cooperatives in Indonesia. Should any bank or cooperative holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”). A digital asset maintained with a licensed financial institution in Singapore is safeguarded in accordance with the requirements under the Payment Services Act 2019. In Hong Kong, a deposit has up to HK$500,000 insured by Hong Kong Deposit Protection Board. In China, a deposit had up to RMB500,000 governed by Deposit Insurance Regulations. As of March 31, 2026, the Company had $12 million time deposit in Berkat Mandiri Bersatu Cooperative. The deposit had an initial term of three months with an interest rate of 6% per annum, and was subsequently renewed with a maturity date of October 3, 2026. This time deposit is not insured by any government authorities.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Customers that consisted of more than 10% of total sales for the six months ended March 31, 2026 and 2025 were as follows:

	Six Months Ended March 31,
	2026	2025
Customer A	14.42%	34.42%
Customer B	-	19.15%
Customer C	-	10.51%

The following table sets forth information as to the Company’s total accounts receivable for above major customers as of March 31, 2026 and September 30, 2025:

	As of March 31, 2026	As of September 30, 2025
Customer A	3.33%	1.66%
Customer B	79.49%	90.57%
Customer C	1.84%	-%

As of the date of this report, all accounts receivable outstanding as of March 31, 2026 from Customer A and Customer C was collected, while none of the accounts receivable outstanding from Customer B was collected.

There were no suppliers accounted for more than 10% of total cost of sales for the six months ended March 31, 2026.

There was one supplier accounted for 11.05% of total cost of sales for the six months ended March 31, 2025.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

The Company participates in the Mandatory Provident Fund (“MPF”) as defined by the laws of Hong Kong’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Chinese labor regulations require that the PRC subsidiary of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the six months ended March 31, 2026 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premises. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended March 31, 2026 and 2025, the Company did not have any impairment loss against its operating lease right-of-use assets.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260, “Earnings per Share.” Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares pertaining to warrants, stock options, and similar instruments had been issued and if the additional common shares were dilutive. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding unvested restricted stock, options and warrants, and the if-converted method for the outstanding convertible instruments. Under the treasury stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later) and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later). Potential common stock that has an anti-dilutive effect (i.e., those that increase income per common stock or decrease loss per common stock) are excluded from the calculation of diluted loss per share. The Company has no dilutive securities or debt for each of the six months end March 31, 2026 and 2025.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

Recent accounting pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s unaudited consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1.Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date (“ASU 2025-01”). The amendments, as clarified by ASU 2025-01, are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on its disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 18) and Revenue from contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim reporting period within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

3	Cash and cash equivalents

	As of March 31, 2026	As of September 30, 2025
	US$	US$
Cash in hand	1,447	1,404
Cash held at banks	13,206,356	13,204,602
Total cash and cash equivalents	13,207,803	13,206,006

4	Accounts receivable, net

	As of March 31, 2026	As of September 30, 2025
	US$	US$
Accounts receivable	897,829	1,237,290
Less: allowance for credit losses	-	-
Total accounts receivable	897,829	1,237,290

There is no allowance for credit losses as of March 31, 2026 and September 30, 2025. As of this report date, 12.1% of the outstanding accounts receivable as of March 31, 2026 has been collected.

5	Other current assets

	As of March 31, 2026	As of September 30, 2025
	US$	US$
Prepayments	245,532	394,854
Other receivables	361,986	183,929
	607,518	578,783

Prepayments included primarily prepaid operating expenses of foreign operation. Other receivables mainly included receivable for interest earned from fixed deposit held in the bank.

6	Right-of-use assets and operating lease liabilities

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

As of March 31, 2026, the Company had six office premise lease agreements with lease terms ranging from one to five years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

As of March 31, 2026, the Company had the following non-cancellable lease contracts.

Description of lease	Lease term
Office premise, Unit 1002B2-22, 10/F, Sunbeam Centre, 27 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.	2 years (expired in August 2025)
Office premise, Room 1903 ( Part ), No.1701, West Beijing Road, Jing ‘an District, Shanghai	3 years
Office premise, 3 Shenton Way, #23-01, Shenton House, Singapore 068805.	1 year 3 months (expired in November 2024)
Office premise, 3 Shenton Way, #09-05, Shenton House, Singapore 068805.	2 years 6 months
Office premise, 16 Raffles Quay, #30-01/02, Hong Leong Building, Singapore 048581.	3 years 4 months
Office premise, 23B, 2-8 Scrutton Street, London EC2A 4RJ.	5 years
Office premise, 23A, 2-8 Scrutton Street, London EC2A 4RJ.	5 years
Office premise, Room No.901, 9/F Nan Fung Tower, 88 Connaught Road, Central, Hong Kong.	3 years

(a)	Amount recognized in the consolidated balance sheet:

	As of March 31, 2026	As of September 30, 2025
	US$	US$
Right-of-use assets	838,354	721,176
Lease liabilities
Current	359,899	300,824
Non-current	465,132	407,622
	825,031	708,446

(b)	A summary of operating lease expenses recognized in the Company’s consolidated statements of operations is as follows:

	Six months ended March 31,
	2026	2025
	US$	US$
Amortization of right-of-use assets	172,178	36,424
Interest of lease liabilities	19,615	2,238
Total operating lease expenses	191,793	38,662

Cash flow information related to leases consists of the following:

	Six months ended March 31,
	2026	2025
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	192,002	34,337

Lease commitment

Future minimum lease payments under non-cancellable operating lease agreements as of March 31, 2026 were as follows:

Minimum lease payment
US$
Twelve months ending March 31,
2027	390,675
2028	362,638
2029	69,325
2030	41,378
2031	20,691
Total future minimum lease payments	884,707
Less imputed interest	(59,676)
Present value of operating lease liabilities	825,031
Less: current portion	(359,899)
Long-term portion	465,132

The following summarizes other supplemental information about the Company’s lease as of March 31, 2026 and September 30, 2025:

	As of March 31, 2026	As of September 30, 2025
Weighted average discount rate	4.53%	3.33%
Weighted average remaining lease term	2.51 years	2.43 years

7	Deposits

	As of March 31, 2026	As of September 30, 2025
	US$	US$
Rent deposit	206,962	178,616
Utilities deposit	1,067	728
Deposit for commodity purchase	-	2,000,175
Total deposit	208,029	2,179,519

As of September 30, 2025, the Company had a deposit of $2 million in connection with a commodity sale and purchase agreement. However, the transaction was terminated, and the deposit was refunded in full to the Company in October 2025.

8	Accruals and other current liabilities

	As of March 31, 2026	As of September 30, 2025
	US$	US$
Accruals:
Staff cost	216,344	100,691
Staff bonus	34,796	10,148
Other	9,466	11,944
	260,606	122,783

9	Equity

Ordinary shares

ENIGMATIG LIMITED is a holding company incorporated on May 30, 2023 under the laws of the Cayman Islands. The original authorized share capital of company was US$50,000 divided into 50,000,000 shares comprising 35,000,000 Class A ordinary shares of par value US$0.001 each and 15,000,000 Class B ordinary shares of par value US$0.001 each. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of stockholders, each share of Class A ordinary shares is entitled to one vote, and each share of Class B ordinary shares is entitled to ten votes. Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. Class A ordinary shares are not convertible into shares of any other class.

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 9,250,000 Class A ordinary shares and 15,750,000 Class B ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

Completion of the initial public offering (the “IPO”)

On June 20, 2025, the Company completed its IPO of 2,845,200 Class A ordinary shares at a price to the public of US$5.00 per share. The Class A ordinary shares have been approved for listing on the NYSE American Market and are expected to begin trading on June 18, 2025, under the ticker symbol “EGG.”

On the same date, the sole bookrunner, on behalf of the underwriters, has exercised the over-allotment opinion in part to purchase an additional 160,000 shares of common stock from the Company at the IPO price of US$5.00 per share.

After giving effect to the exercise of the Over-Allotment Option, the total number of Class A ordinary shares sold by the Company in the Offering increased to 3,005,200 Class A ordinary shares and the gross proceeds increased to US$15,026,000 before deducting underwriting discounts and commissions; the net proceeds after deducting commissions and other offering expenses was $13,683,920.

10	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2026 and September 30, 2025:

Name of related parties	Relationship with the Company
Desfran Consulting DMCC	Controlled by the Company’s shareholder, Desmond Foo
Desmond Foo	Company’s shareholder

Due from related party

The Company gave advances to Desfran Consulting DMCC for working capital purposes. The receivable balance due from Desfran Consulting DMCC was $525,967 and $29,733 as of March 31, 2026 and September 30, 2025, respectively. Such balance is interest free, unsecured, and due on demand without an agreement. As of the date of this report, $325,000 of the outstanding balance as of March 31, 2026 has been collected.

Due to related party

As of March 31, 2026, the outstanding balance due to the shareholder Desmond Foo was $23,915, representing certain operating expenses paid by Desmond Foo on behalf of the Company. As of the date of this report, the Company has repaid $8,172 of the outstanding balance as of March 31, 2026.

11	Income taxes

Cayman Islands, Seychelles and BVIs

The Company and its subsidiary, Enigmatig Corp Limited and Enigmatig (BVI) Limited, are domiciled in the Cayman Islands, Seychells and the British Virgin Islands, respectively. All localities currently enjoy permanent income tax holidays; accordingly, the Company, Enigmatig Corp Limited and Enigmatig (BVI) Limited do not accrue for income taxes.

Singapore

The Company’s subsidiary, Enigmatig Pte Ltd, is considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Singapore tax laws and accounting standards at a statutory tax rate of 17% for the six months ended March 31, 2026 and 2025, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Hong Kong

The Company’s subsidiary, Enigmatig Consulting Limited, is considered Hong Kong tax resident enterprises under Hong Kong tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Hong Kong tax laws and accounting standards. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5% for the six months ended March 31, 2026 and 2025.

China, PRC

The Company’s subsidiary, Shanghai Enigmatig Information Consultancy Limited, is considered China tax resident enterprises under China tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under China tax laws and accounting standards at a statutory tax rate of 25% for the six months ended March 31, 2026 and 2025.

Belize

The Company’s subsidiary, Enigmatig (Belize) Limited, is considered Belize tax resident enterprises under Belize tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Belize tax laws and accounting standards at a statutory tax rate of 25% for the six months ended March 31, 2026 and 2025.

Significant components of the provision for income taxes are as follows:

	Six months ended March 31,
	2026	2025
	US$	US$
Income tax expense is comprised of the following:
Deferred income tax	-	-
Current income tax	30,139	257,343
	30,139	257,343

12	Other income (loss), net

	Six months ended March 31,
	2026	2025
	US$	US$
Interest income	361,398	1,162
Government grant	1,168	-
Exchange (loss) gain	(29,805)	112,322
Others	487	130,853
	333,248	244,337

13	Revenue

Revenue by type of services

The summary of the Company’s total revenues by type of services for the six months ended March 31, 2026 and 2025 was as follows:

	Six months ended March 31,
	2026	2025
	US$	US$
Corporate secretarial and other services	468,774	1,761,746
License application and renewal services	717,919	1,138,270
	1,186,693	2,900,016

Contract assets:

	As of March 31, 2026	As of September 30, 2025
	US$	US$
Balance - beginning of the period/year	46,347	528,342
Increase resulting from satisfaction of performance obligations	360,425	424,030
Less: progress billings	(221,767)	(906,025)
Balance - end of the period/year	185,005	46,347

Contract liabilities:

	As of March 31, 2026	As of September 30, 2025
	US$	US$
Balance - beginning of the period/year	765,229	1,048,934
Advances from customers	1,110,147	2,855,720
Revenue recognized during the period/year	(856,227)	(3,139,425)
Balance - end of the period/year	1,019,149	765,229

Revenue by geographical

	Six months ended March 31,
	2026	2025
	US$	US$
Singapore	879,086	1,978,103
Hong Kong	189,518	902,762
China	118,089	19,151
Total	1,186,693	2,900,016

Total assets by geographical

	As of March 31, 2026	As of September 30, 2025
	US$	US$
Singapore	15,713,288	17,159,784
Hong Kong	2,555,043	2,101,147
China	230,153	130,939
Cayman	12,879,197	13,266,147
Other	107,666	108,303
Elimination adjustment	(14,763,494)	(14,549,016)
Total	16,721,853	18,217,304

14	Commitment and contingencies

For the details on future minimum lease payment under the non-cancelable operating leases as of March 31, 2026, please refer to a section headed “leases” set forth in the Notes to the Unaudited Consolidated Financial Statements.

As of March 31, 2026 and September 30, 2025, the Company did not have any capital commitments.

15	Subsequent events

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. Management evaluated subsequent events through the date the unaudited consolidated financial statements were issued and determined that the Company had no subsequent events that need to be disclosed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with those statements. You should read the following discussion in conjunction with our unaudited consolidated financial statements and related notes which are included elsewhere in this Report. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, but not limited to, those described under “Risk Factors,” and included in other portions of this Report.

Cautionary Note Regarding Forward-Looking Statements

This Report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission (“SEC”) filings. References to “we,” “us,” “our,” “EGG” or the “Company” are to ENIGMATIG LIMITED, except where the context requires otherwise.

Overview

ENIGMATIG LIMITED is an international consultancy firm incorporated in the Cayman Islands with headquarters in Singapore. We are dedicated to delivering one-stop cross-border financial licensing solutions and a wide range of related services. We conduct our operations primarily in Singapore, Hong Kong and mainland China through our operating subsidiaries. We began our operations in 2010 when our first office was founded in Singapore by Mr. Foo Chee Weng Desmond who has extensive experience in the financial industry. As of this report date, we have six (6) global offices, two in Singapore, one in Hong Kong, two in London, one in Shanghai, and maintain a desk in Bangkok, Thailand to support our existing client base of Asian Pacific companies in their business operations. We have plans to expand our physical presence into a number of additional locations, including Dubai, Taipei, Kuala Lumpur, Ho Chi Minh City and Jakarta.

We offer a full range of consulting services for financial institutions. The breadth of our services, ranging from initial planning, filings and incorporation to license registration to ongoing regulatory compliance and back-office services, allows us to operate as a one-stop service provider for our clients setting up in a new jurisdiction. Our strong relationships with our clients and our client relationship-centric focus ensures continuity of services.

Our services are broadly categorized as:

a)	Licensing services:

We assist our clients to obtain, renew and comply with a range of business licenses (primarily including brokerage and other financial licenses) in a variety of jurisdictions, primarily including London, Cyprus and Belize. Key financial licenses with which we assist our clients include the United Kingdom Financial Conduct Authority (FCA) license, the Cyprus Securities and Exchange Commission (CySEC) Investment license, and the Belize International Financial Services Commission (IFSC) license, among others. According to the Frost & Sullivan report, we are one of only a few international consultancy firms that specializes in foreign exchange licensing services over multiple jurisdictions.

To assist our clients to succeed in the businesses for which they are obtaining a license, we also offer a number of ancillary regulatory consultancy services, including advising on establishing a business plan, creating operation, risk and compliance manuals, assisting clients find and negotiating on their behalf with suitable professionals to serve as local agents, nominee directorships, nominee shareholder, general manager, compliance officer or finance manager and assisting clients find and negotiate for suitable office premises.

b)	Corporate secretarial and other services

We assist clients in incorporating in numerous overseas jurisdictions, including directly in Singapore, the UK, Hong Kong and Belize and indirectly, through partnerships in over 15 other jurisdictions, such as the BVI, Seychelles, the Dubai Multi Commodities Centre and St. Vincent. Our corporate secretarial services also include filing of regulatory documents, maintaining company registers, compiling articles of incorporation, and coordinating with financial institutions to open new bank accounts and compiling applicable regulatory documentation for establishment of new entities.

We also provide fintech services, including regtech services, to our clients to help facilitate their businesses.

We offer client relationship management and software to help our clients grow and build lasting relationships with their customers.

We have built a proprietary CRM software system that our clients can license to manage their CRM needs. Starting in December 2022, we began working with a Denmark-based third-party partner to offer a variety of online regulatory technology options through our CRM platform, including automated KYC and AML checks, transaction monitoring and risk assessment. We launched an App licensed from such third-party partner in November 2023. However, due to the CRM platform being built on an obsolete technology framework, and management determined that the costs required to upgrade and maintain the system would outweigh the expected economic benefits. As a result, the Company has permanently discontinued the CRM platform and the related App. As of March 31, 2026, we did not have any clients using this App for regulatory technology services and are currently marketing it to additional prospective clients.

We plan to significantly expand our offerings in this area going forward either through acquisition, strategic arrangements with existing service providers or building our own proprietary systems, depending on availability of appropriate acquisition targets or strategic partners, acquisition cost. To the extent we identify opportunities to expand our fintech services through purchase or potential combination with other companies in the fintech space, we will consider such opportunities on a case-by-case basis.

Key Factors Affecting the Results of Our Group’s Operations

Complex regulatory requirements on financial licenses

In recent times, global regulatory bodies have become more cautious in granting financial licenses, resulting in heightened requirements. Consequently, individuals and businesses seeking licenses are subject to a high level of review and scrutiny. In addition, requirements for financial licenses vary across countries, generally involving a comprehensive application process detailing company operations and ownership. The complexity makes acquiring and managing licenses challenging, which affects our business in a number ways. Increasing complexity helps push demand for the consultancy services we provide. However, such complexity and any new rules and regulations may affect the outcome of the license application process. This can indirectly affect our corporate services income, as if customers are unable to qualify for/obtain the licenses they require as they will not need our compliance and financial/regulatory technology services.

Rising costs of local agents and labor

We typically carry out various aspects of our operations through local law firms, accounting firms and other third-party professional firms to leverage their expertise and to mitigate our exposure to regulatory non-compliance in various jurisdictions. In recent years, the prevailing macroeconomic environment, characterized by heightened inflationary pressures, has translated into amplified operational costs from external specialists and agents. Staff costs are also subject to increases year on year. We managed such increased costs by controlling headcount in recent years. Staff cost included in cost of sales increased 177.4% from US$242,556 for the six months ended March 31, 2025 to US$672,759 for the six months ended March 31, 2026, as the number of full-time employees increased from 16 as of March 31, 2025 to 27 as of March 31, 2026. Moreover, payroll and employee benefits increased 452.3% from US$217,665 for the six months ended March 31, 2025 to US$1,202,209 for the six months ended March 31, 2026, primarily driven by increased the number of full-time employees. Any inability to manage such costs in the future could contribute to an increase in our operating costs which could impact our margins and profitability.

Key Components of Results of Operations

Corporate services income

We derive our corporate services income from sale of our services, including license application and renewal services and corporate secretarial and other services, to our clients.

In the six months ended March 31, 2025 and 2026, we generated total corporate services income of US$2,900,016 and US$1,186,693, respectively.

The following table sets forth the breakdown of our corporate services income for the periods indicated:

	For the six months ended March 31,
	2025	2026
	US$	US$
Corporate services income:
License application and renewal services	1,138,270	717,919
Corporate secretarial and other services	1,761,746	468,774
Total	2,900,016	1,186,693

Corporate services income by geographical location

We book our corporate services income primarily in relation to the office in which we contract with our clients and in which the services are performed. Prior to July 2022, our headquarters were located in Hong Kong and the majority of our business was booked out of Hong Kong. In July 2022, we moved our corporate headquarters to Singapore, where the majority of our employees currently reside, and the majority of our new contracts are entered into with Enigmatig Singapore. However, we have opted to continue to service certain clients in Hong Kong, in particular Hong Kong-based clients who prefer to engage with our Hong Kong entity.

The following table sets forth a breakdown of our corporate services income by geographic location for the periods indicated:

	Six months ended March 31,
	2025	2026
	US$	US$
Singapore	1,978,103	879,086
Hong Kong	902,762	189,518
Mainland China	19,151	118,089
Total	2,900,016	1,186,693

Cost of Sales

Our cost of sales comprises mainly cost of corporate secretarial and other services, cost of license application and renewal services and staff costs. In six months ended March 31, 2025 and 2026, our cost of sales was US$729,724 and US$1,164,955, respectively.

The following table sets forth a breakdown of our cost of sales by type of cost for the periods indicated:

	For the six months ended March 31,
	2025	2026
	US$	US$
Cost of sales
Payroll	242,556	672,759
Third party professional fee	234,689	232,776
Commission	53,260	40,298
Client operation cost	199,113	219,118
Government fee	106	4
Total	729,724	1,164,955

Gross profit and gross profit margin

In the six months ended March 31, 2025 and 2026, our gross profit was US$2,170,292 and US$21,738, respectively. Our overall gross profit margin was 74.8% and 1.8%, respectively, for the same periods in 2025 and 2026.

Our gross profit and gross profit margin are primarily affected by total amount of corporate services income, pricing of our services, and fluctuation in price of certain components of our cost of sales, particularly staff cost.

Operating Expenses

Our operating expenses include payroll and employee benefits, depreciation expenses, operating lease expenses and other operating expenses. The following table sets forth components of our operating expenses for the periods indicated:

	For the six months ended March 31,
	2025	2026
	US$	US$
Operating expenses:
Payroll and employee benefits	217,665	1,202,209
Depreciation expenses	8,273	35,110
Operating lease expenses	38,662	191,793
Other operating expenses	659,126	859,199
Total	923,726	2,288,311

Payroll and employee benefits. Payroll and employee benefits consisted of personnel-related expenses associated with our administration and finance and accounting team, including salaries, retirement expenses benefits and bonuses.

Depreciation expenses. Depreciation expenses primarily related to computers and other office equipment.

Operating lease expenses. Operating lease expenses primarily consisted of lease payments made in relation to our office premises in Singapore, Hong Kong, London and Shanghai. We have a non-cancellable lease for office premises at Scrutton Street in London with a lease term extending over two years which expired in September 2025 and this lease was subsequently renewed for an additional five-year term. In January 2026, we entered into a new non-cancellable lease agreements for office premises at Units 23B, Scrutton Street, London with a lease term of 5 years. We also have a lease agreement for office premises at Jing ‘an District in Shanghai with a lease term of three years. We had another lease for office premises at Shenton House in Singapore with a renewed lease term of one year and three months which expired in November 2024. In October 2024 the Company entered into a new lease agreement for the office premises at Shenton House, occupying different floors, with a lease term of two years and six months. In December 2024 we entered into a lease agreement for a new office at 16 Raffles Quay in Singapore with a lease term of three years. We had office premises in Hong Kong located at Queen’s Road Central with a lease term of four years which expired in February 2023. In March 2023, we entered into a lease agreement for a new office at Shing Yip Street in Hong Kong with a lease term of two years and 6 months which expired in August 2025. In November 2025, we entered into a lease agreement for a new office at 88 Connaught Road Central in Hong Kong with a lease term of 3 years.

Other operating expenses. Other operating expenses primarily consisted of bad debts, consulting fees and professional fees. The following table sets forth components of our other operating expenses for the periods indicated:

	For the six months ended March 31,
	2025	2026
	US$	US$
Other operating expenses:
Entertainment	41,904	46,611
Marketing	-	46,485
Maintenance fees	-	802
Other IT expenses	83,446	106,657
Professional fees	388,711	406,027
Retirement expenses	29,839	42,673
Travel expenses	57,663	108,955
Other expenses [1]	57,563	100,989
Total	659,126	859,199

Note:

(1) Includes local council tax, property management fees, office rental fees, bank fees and server and domain expenses, among others.

Other income (loss)

Other income (loss) amounted to approximately US$244,337 and US$333,248 for the six months ended March 31,2025 and 2026, respectively, and comprised interest income, government grant, exchange gain (loss), release of customer deposits and others. The following table sets forth components of our other income (loss) for the periods indicated:

	For the six months ended March 31,
	2025	2026
	US$	US$
Other income (loss)
Interest income	1,162	361,398
Government grant	-	1,168
Exchange gain (loss)	112,322	(29,805)
Others	130,853	487
Total	244,337	333,248

Income tax expense

For the six months ended March 31, 2025 and 2026, our income tax expense comprised our current tax expense and deferred tax.

Taxation

Cayman Islands, Seychelles and BVI

ENIGMATIG LIMITED, Enigmatig Corp Limited and Enigmatig (BVI) Limited are domiciled in the Cayman Islands, Seychells and the British Virgin Islands, respectively. The localities currently enjoy permanent income tax holidays; accordingly, ENIGMATIG LIMITED, Enigmatig Corp Limited and Enigmatig (BVI) Limited do not accrue for income taxes.

Singapore

Our significant subsidiary, Enigmatig Pte Ltd., was incorporated and is operating in Singapore. It is subject to enterprise income tax on its taxable income as determine under Singapore tax laws and accounting standards at a statutory tax rate of 17%, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Mainland China

One of our subsidiaries, Shanghai Enigmatig Information Consultancy Limited was incorporated and is operating in mainland China. It is subject to PRC enterprise income tax on their taxable income at a rate of 25% in accordance with the relevant PRC income tax laws. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries to be a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in mainland China, in which case we or the applicable overseas subsidiaries, as the case may be, would be subject to the PRC EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow.

Belize

One of our subsidiaries, Enigmatig (Belize) Limited, is considered Belize tax resident enterprises under Belize tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determine under Belize tax laws and accounting standards at a statutory tax rate of 25%. Enigmatig (Belize) Limited had no operating profit or tax liabilities for the six months ended March 31, 2025 and 2026.

Critical Accounting Policies

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of significant accounting policies” to the consolidated financial statements included elsewhere in this report for more detailed information regarding our critical accounting policies.

Revenue recognition

In accordance with ASC 606, to determine revenue recognition for contracts with customers, the we perform the following five steps: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation.

Our revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

We currently generate our revenues from the following main sources:

License application, maintenance and renewal services income

Licensing application and renewal income is generated by the provision of (a) consultancy services to customers in application of financial institution licenses across different countries; (b) maintaining the license via maintenance of an office and staff for regulatory reporting; and (c) renewing of financial institution licenses for customers.

We enter into distinct contracts with our customers for the provision of the license application, maintenance and renewal services.

License application

Our primary performance obligations with respect to license applications are to provide customers with a comprehensive service as needed to obtain a certain business license. The services provided can vary from project to project and generally involves a series of tasks which are turned into inputs to fulfil the performance obligation.

Since the nature of our services are generally customized to our customer’s specific requests and these services are not transferable to other customers, the Company determines that the performance obligation is satisfied over time.

We measure our progress toward completion of services based on contract milestones. Given each individual task within a contract is distinct and separately identifiable, and a third-party confirmation document or other similar supporting document is available upon achievement of each task, therefore such method is the most faithful representation of progress and depiction of the transfer of services.

License maintenance

We render the license maintenance service throughout the contractual period and as a principal we recognize the revenue over the contract term. The Company acts as a principal to provide the license maintenance service as the office lease and staff are both contracted by the Company. We charge customers a maintenance fee for the office and staff costs incurred. Our fee is due and paid within the specified terms of payment.

License renewal

License renewal occurs over a short period of time and is recognized at a point in time when the performance obligation has been satisfied by the renewal of the license.

Corporate secretarial and other services income

Corporate secretarial and other services income is primarily generated by the provision of (a) corporate secretarial services rendered to customers; (b) consulting services to customers. These consulting services include but are not limited to, transforming company processes, assistance with provision of workflows either via staff or through technological processes, advising on company structuring, advising on marketing strategies; and (c) outsourcing services which include provision of all back-office functions to customers.

We enter into distinct contracts with our customers for the provision of the corporate secretarial and other services.

Corporate secretarial

We render the corporate secretarial service throughout the contractual period and we recognize the revenue over the contract term.

Consultancy services

The scope of work under consultancy services can vary from each unique customer and generally involves a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

Revenue is recognized at the point when the performance obligation has been fulfilled or the deliverables are delivered based on the specific terms of the contract.

Outsourcing services

Outsourcing services are generally rendered throughout the contractual period and we recognize the revenue over the contract term. As a principal, we charge customers monthly for the outsourcing work rendered as staff costs are contracted by the Company. Our fees are charged monthly and is due and paid within the specified terms of payment.

Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements.

The useful life and impairment of long-lived assets

The judgment that the long-lived assets, which include property and equipment and intangible assets, are being amortized over their useful lives and are not impaired are significant accounting estimates. We have estimated the useful life and residual value and concluded that no impairment loss was recognized as of September 30, 2024 and 2025.

Collectability of account receivables

The sales, project, and finance teams collaborate to review the outstanding receivable, and if the management determines that the full amount is recoverable within a specified timeframe (e.g., 12 months), no provision for doubtful debts is made. However, if the management believes that the outstanding receivable amount is partially or entirely irrecoverable within the designated period, a provision for doubtful debt is made. Management will consider the Company’s historical losses adjusted to take into account the current market conditions as well as the Company’s clients’ financial condition.

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

In January 2025, the FASB issued ASU 2025-01 Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the effective date guidance introduced in ASU 2024 – 03. The FASB issued ASU 2024-03 on November 4, 2024, which states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on its disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 18) and Revenue from contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim reporting period within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of operations and cash flows.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended March 31,
	2025	2026
	US$	US$
Corporate services income	2,900,016	1,186,693
Cost of sales	(729,724)	(1,164,955)

Gross profit	2,170,292	21,738

Operating expenses:
Payroll and employee benefits	(217,665)	(1,202,209)
Depreciation expenses	(8,273)	(35,110)
Operating lease expenses	(38,662)	(191,793)
Other operating expenses	(659,126)	(859,199)
Total operating expenses	(923,726)	(2,288,311)
Profit (loss) from operations	1,246,566	(2,266,573)

Other (loss) income:
Other (loss) income, net	244,337	333,248
Total other (loss) income	244,337	333,248

Profit before tax expense	1,490,903	(1,933,325)
Income tax expense	(257,343)	(30,139)
Net profit (loss)	1,233,560	(1,963,464)

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	(98,747)	4,750
Total comprehensive income (loss)	1,134,813	(1,958,714)

Net Income (loss) per share attributable to ordinary shareholders
Basic and diluted	0.05	(0.07)

Comparison of Six Months Ended March 31, 2026 and 2025

Corporate services income

Our corporate services income decreased by US$1,713,323 or 59.1% from US$2,900,016 for the six Months ended March 31, 2025 to US$1,186,693 for the six months ended March 31, 2026. This decrease was driven primarily by (i) the implementation of a cost-plus billing model effective October 1, 2025, which reduced the amount of revenue recognized from certain engagements, and (ii) discontinuation of our CRM services and discontinuation of corporate structuring services for a few clients due to expiration of the service agreements. Of which, our licensing services decreased by US$420,351, or 36.9%, from US$1,138,270 for the six months ended March 31, 2025 to US$717,919 for the six months ended March 31, 2026. Our corporate secretarial and other services decreased by US$1,292,972 or 73.4%, from US$1,761,746 for the six months ended March 31, 2025 to US$468,774 for the six months ended March 31, 2026.

Cost of sales

Our total cost of sales increased by US$435,231 or 59.6% from US$729,724 for the six months ended March 31, 2025 to US$1,164,955 for the six months ended March 31, 2026.This increase was driven primarily by (i) an increase in payroll costs of US$430,203 as a result of a one-time bonus, salary increments implemented beginning October 1, 2025, and an increase in headcount during the current period, and (ii) an increase in client operation cost of US$20,005, primarily attributable to higher personnel and operating costs associated with acquiring new clients and maintaining existing client relationships. These increases were partially offset by a decrease in commission fee of US$12,962 as we incurred additional and new business from our existing clients, we only pay commission for new clients development.

Gross profit & gross profit margin

Our gross profit decreased by US$2,148,554 or 99.0% from US$2,170,292 for the six months ended March 31, 2025 to US$21,738 for the six months ended March 31, 2026. This decrease was primarily driven by the decrease in corporate services income in the six months ended March 31, 2026 compared with the six months ended March 31, 2025. Our gross profit margin decreased from 74.8% in the six months ended March 31, 2025 to 1.8% in the six months ended March 31, 2026. The decrease in gross profit margin was primarily driven by significantly increased client operation costs and payroll costs and significantly decreased corporate service income for the six months ended March 31, 2026 compared to 2025.

Payroll and employee benefits

Payroll and employee benefits increased by US$984,544, or 452.3%, from US$217,665 for the six months ended March 31, 2025 to US$1,202,209 for the six months ended March 31, 2026. The increase was primarily attributable to an increase in the number of full-time employees as well as overall salary increase across the Company during the six months ended March 31, 2026, compared to the same period in 2025.

Operating lease expenses

Operating lease expenses increased by US$153,131, or 396.1%, from US$38,662 for the six months ended March 31, 2025 to US$191,793 for the six months ended March 31, 2026. The increase of operating lease expenses was primarily driven by new office lease entered in London and Hong Kong.

Other operating expenses

Other operating expenses increased by US$200,073 or 30.4% from US$659,126 for the six months ended March 31, 2025 to US$859,199 for the six months ended March 31, 2026. This increase was primarily attributable to (i) an increase in professional fees of $17,316; (ii) an increase in travel expenses of US$51,292, (iii) an increase in IT-related expenses of US$23,211, (iv) an increased in retirement expense of US$12,834, (v) an increase in marketing expenses of US$46,485, and (vi) an increased in other expenses of US$43,426, which includes local council tax, property management fees, office rental fees, bank fees and server and domain expenses, among others.

Income tax expense

Income tax expenses decreased from US$257,343 for the six months ended March 31, 2025 to US$30,139 for the six months ended March 31, 2026. This decrease was due to decreased taxable income in the six months ended March 31, 2026 compared with the six months ended March 31, 2025.

Net profit (loss)

As a result of the foregoing factors, in particular decreased corporate service income and increased cost of sales, payroll and employee benefits, professional fees and lease expenses, our net profit decreased from a net profit of US$1,233,560 for the six months ended March 31, 2025 to a net loss of US$1,963,464 for the six months ended March 31, 2026.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of March 31, 2026, our cash and cash equivalents were US$13,207,803, our cash and cash equivalents primarily consist of cash and deposits with financial institutions; of which, we had $12 million time deposit in Berkat Mandiri Bersatu Cooperative. The deposit had an initial term of three months with an interest rate of 6% per annum, and was subsequently renewed with a maturity date of October 3, 2026. This time deposit is not insured by any government authorities.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this report. We are going to use portion of the net proceeds from the IPO to fund our operations over the next 12 months. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the six months ended March 31,
	2025	2026
	US$	US$
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year/period	1,593,037	13,206,006

Net cash provided by operating activities	2,140,094	546,830
Net cash used in investing activities	(240,578)	(566,634)
Net cash provided by financing activities	-	24,027
Foreign currency translation	(116,720)	(2,426)

Net increase in cash and cash equivalents	1,782,796	1,797

Cash and cash equivalents as at the end of the year/period	3,375,833	13,207,803

Cash Flows from Operating Activities

For the six months ended March 31, 2026, our net cash provided by operating activities was US$546,830, which primarily consisted of our net loss of US$1,963,464, as adjusted by (a) positive changes of US$35,110 in non-cash items primarily including depreciation; and (b) positive changes of US$2,475,184 in operating assets and liabilities primarily consisting of (i) a decrease in outstanding accounts receivables of US$340,212; (ii) an increase of US$73,773 in accounts payable; (iii) a decrease in deposit paid of US$1,979,509; (iv) an increase of US$137,823 in outstanding accruals and other current liabilities; and (v) an increase in contract liabilities of US$255,110; which was partly offset with (i) an increase of US$138,845 in contract assets; (ii) an increase of US$29,768 in other current assets; and (iii) a decrease of US$142,421 in income taxes payable.

For the six months ended March 31, 2025, our net cash provided by operating activities was US$2,140,094, which primarily consisted of our net profit of US$1,233,560, as adjusted by (a) positive changes of US$8,273 in non-cash items primarily including depreciation; and (b) positive changes of US$898,261 in operating assets and liabilities primarily reflecting (i) a decrease in outstanding accounts receivables of US$454,615; (ii) a decrease in contract assets of US$438,859; (iii) an increase of US$71,491 in accounts payable; and (iv) an increase of US$252,655 in income taxes payable, which was partly offset with (i) an increased in other current assets of US$73,392; (ii) an increase in deposit paid of US$159,983; (iii) a decrease of US$47,239 in accruals and other current liabilities; and (iv) a decrease in contract liabilities of US$38,905.

Cash Flows from Investing Activities

Our net cash used in investing activities during the six months ended March 31, 2026 was US$566,634, which was attributable to purchase of property and equipment of US$68,062 and payment made on behalf of related party of US$498,572.

Our net cash used in investing activities during the six months ended March 31, 2025 was US$240,578, which was attributable to a decrease in amounts due from related party of US$16,155 and the purchase of plant and equipment of US$224,423.

Cash Flows from Financing Activities

Our net cash provided by financing activities during the six months ended March 31, 2026 was US$24,027, which was the proceeds from shareholders.

We have no financing activities during the six months ended March 31, 2025.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Contractual Obligations

We had the following contractual obligations and lease commitments as of March 31, 2026:

Contractual Obligations	Total	Less than 1 Year	2-5 years	More than 5 years
Operating lease commitment	$884,707	$390,675	$494,032	-
				-
Total obligations	$884,707	$390,675	$494,032	-

Capital Expenditures

We made capital expenditures of US$68,062 and US$224,423 for the six months ended March 31, 2026 and 2025, respectively. In these periods, our capital expenditures were mainly used for the purchase of computers and office equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Capital Commitments

As of March 31, 2026 and September 30,2025, we did not have any capital commitments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, income or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.